Shanghai Century Acquisition Corp. (SHA:US)
Investment Opportunity

Fox-Pitt, Kelton
Cochran Caronia Waller

Confidential March 2008

Forward Looking Statements

This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward looking statements are statements that are not historical facts. Such forward-looking statements about Shanghai Century, New Goal and their combined business after completion of the proposed acquisition, based upon the current beliefs and expectations of Shanghai Century's and New Goal's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward looking statements: business conditions in China, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which New Goal is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other competitors; timing, approval and market acceptance of new services and solutions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Shanghai Century's filings with the Securities and Exchange Commission, including its report on Form 10-K. The information set forth herein should be read in light of such risks. Neither Shanghai Century nor New Goal assumes any obligation to update the information contained in this presentation.

This material is not a substitute for proxy statement that Shanghai Century will file with the Securities and Exchange Commission and distribute to the shareholders in connection with the transaction. Investors are urged to read the proxy statement which will contain important information about Shanghai Century, New Goal, and the proposed transaction, including detailed risk factors. The proxy statement and other documents that will be filed by Shanghai Century with the Securities and Exchange Commission will be available free of charge at the SEC's website, (http://www.sec.gov), or by directing a request when such a filing is made to Shanghai Century Acquisition Corporation, 23rd Floor, Shun Ho Tower, 24 - 30 Ice House Street Central, Hong Kong SAR China, Attention: Franklin Chu.

Shanghai Century, New Goal and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement when it becomes available.

Transaction Overview

- Shanghai Century ("SHA") is a Special Purpose Acquisition Company ("SPAC") that was listed on the AMEX in April 2006, with the express purpose of making an acquisition in China
- SHA is proposing to acquire New Goal International Limited ("NGIL"), which was established to conduct a structured lease finance business in China, via a joint venture structure
- Terms of the transaction include:
  - SHA will acquire Asia Leader Investments Limited ("Asia Leader"), which owns 67% of NGIL, for $300k in cash and the assumption of its obligations under a joint venture agreement, which include:
    - A capital contribution of up to $70 million to NGIL
    - The option to purchase the remaining 33% equity interest in NGIL from RAD International Investment Fund Ltd. ("RAD") for $31.8 million
  - SHA will assume from RAD various agreements, including lease and supply contracts with manufacturers for ATM machines and automobiles
  - **NGIL and New Century International Limited ("NCIL") will enter into an Exclusive Cooperation Agreement** under which NCIL will exclusively conduct NGIL's business on its behalf until NGIL can establish a licensed entity
  - At the closing, SHA will assume the lease assets of two vendor programs worth approximately $62.9 million
    - These two vendor programs relate to the leasing of ATM machines and automobiles
  - **Total deal size is approximately $89 million**
- Kevin Ma, CEO and Founder of NCIL, will serve as CEO of SHA following the acquisition
  - Kevin Ma will have the opportunity to earn a substantial equity position in SHA via an earn-out mechanism
- The Stock Purchase Agreement between SHA and Asia Leader has been signed, and completion of the transaction is currently subject to SHA shareholder approvals

Transaction Structure



Current Structure
Richard Li
100%
Asia Leader Investments Limited
RAD International Investment Fund Ltd.
67%
33%
100%
New Goal International Limited
New Century International Leasing Ltd
Pro Forma Structure
Shanghai Century Acquisition Corp.
100%
Asia Leader Investments Limited
100%
New Goal International Limited
Exclusive Cooperation Agreement *
New Century International Leasing Ltd

* Subsequent to the closing of the Acquisition, New Goal International will establish a PRC subsidiary that will apply for wholly foreign owned enterprise ("WFOE") status and a license from the Ministry of Commerce of the PRC to conduct a financial leasing business. Under the Exclusive Cooperation Agreement, between New Goal International and NCIL, NCIL will, on an exclusive basis, arrange leasing transactions in the alternative energy, financial services, automotive and transport, energy savings infrastructure, healthcare, aircraft, forestry and telecommunications (excluding 2G mobile telephone technology) industries, for New Goal International. In addition, until New Goal International has established the WFOE, NCIL will enter all necessary leasing and other contracts on an entrustment basis for New Goal International. After New Goal International has established the WFOE, NCIL will arrange for all such leasing and other contracts to be entered directly with the WFOE

Shanghai Century Acquisition Corp. ("SHA")

- Objective
  - SHA is seeking to assist two of its shareholders to sell $30 million - $50 million of existing shares, or roughly 20% - 35% of the total shares outstanding
    - The shares are being sold by two current shareholders that are seeking to exit prior to consummation of the acquisition of NGIL for historical reasons
- SHA Facts (as of March 26, 2008)
  - Common Stock Price: $7.60; Warrant Price: $0.30
  - Shares Outstanding: 17.5 million
  - Public Warrants Outstanding: 14.375 million
  - Market Capitalization: $133.0 million
  - Cash Balance: approximately $114.1 million (as of February 29, 2008)
  - Cash per Public Share: $7.93
- Schedule Update
  - Proxy mailing – March 31, 2008
  - Shareholders meeting – April 17, 2008
  - Deadline for consummation of business combination – April 28, 2008

Kevin Ma and New Century International Leasing Co. ("NCIL")

- In November 1994 Kevin Ma founded NCIL. Kevin Ma is widely regarded as one of the pioneers of China's leasing industry
  - NCIL is well established
    - Offices in Beijing, Shanghai, Guangzhou and Hong Kong
    - Employs a team of over 60 professionals
    - Licensed by the Ministry of Commerce of the PRC
  - NCIL is focused on providing customers innovative leasing and structured finance solutions
    - Customers include multi-national companies and leading Chinese state-owned entities
    - Almost all originated leases are underwritten by banks or other financiers
  - NCIL has originated over $3 billion of onshore/offshore leases since inception
    - Customers include multi-national companies and leading Chinese state-owned entities
  - NCIL has established an impeccable brand name and a strong reputation among its blue chip client base
    - Existing clients include China Mobile, Motorola and Postal Savings Bank of China
  - NCIL has a proven business model that is both low risk and highly profitable
    - Revenues are fee driven
    - Any warehousing risk is for less than 6 months in duration

Investment Highlights

- **Favorable Industry Growth Dynamics**
  - Demand for leasing in China is expected to grow exponentially in the coming years
- **High Return / Low Risk Business Model**
  - It is intended that NGIL will originate and package leasing deals for a fee and then pass on liabilities to funding partners
- **Capitalize on Kevin Ma's Industry Knowledge and Leadership**
  - Since Kevin Ma founded NCIL 14 years ago, it originated over $3 billion of onshore/offshore leases
  - Over the same period it has been highly profitable
- **Management's Established Customer and Financial Institution Relationships**
  - Through his experience as founder of NCIL, Kevin Ma and his management team has developed deep relationships with industry leaders, key customers and major financial institutions
- **Focus on Leading Players in Favored Industries**
  - It is intended that NGIL will focus on sectors that have ongoing government support for continued structural and financial investment, such as energy, transportation, financial services and telecommunications
- **Deep Management Expertise**
  - Senior management have significant and relevant industry experience
  - Kevin Ma is considered by many to be an industry pioneer

SHA believes that NGIL is well-positioned to take full advantage of the expected explosion of leasing transactions in China

Favorable Industry Growth Dynamics

- **Demand for leasing transactions is expected to grow exponentially in the coming 3 to 5 years**
  - The Lease Committee of Foreign Invested Enterprises Association of China predicts the financial leasing market will grow by 100% in 2008, from RMB50 billion to RMB100 billion
- **New accounting and tax treatment clarifies beneficial treatment of leases**
  - 2006 PRC accounting standards - clarifies leasing standards and allows for off-balance sheet financing
  - Tax benefits also clarified
- **Listed PRC entities need to offload non-core assets off balance sheet**
- **Recent regulation provides clear protection for lease assets**

Fixed Asset Investment Growth in China



RMB Trillion
Growth Rate
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
30%
25%
20%
15%
10%
5%
0%
2002
2003
2004
2005
2006
2007

Source: China Statistic Year Book 2007 and National Development & Reform Commission of China.

Leasing Volume as a % of GDP in 2006



%
5.0
4.0
3.0
2.0
1.0
0.0
Hungary
Germany
USA
Japan
Brazil
Russia
Mexico
China

Source: London Financial Group, White Clarke Global Leasing Report, World Leasing Yearbook – 2008.

High Return / Low Risk Business Model

- Not a traditional leasing and balance sheet financing business
  - It is anticipated that NGIL's revenues will comprise advisory fees, interest spread and vendor commissions
- Low risk business model with high return potential and quality cash flow
  - NGIL's management shall identify clients' financing needs, and then pass on the risk aspects of the transaction to banks and other long-term funding partners
- NGIL intends to focus on leading players within industries that have ongoing government support for continued financial and structural investment
  - Leasing arrangements to be deal driven, but structures are highly replicable across industries



Business origination
Deal structuring
Risk assessment
Finalization & documentation of lease program
Disposal to third party financial institution
Warehousing
Assignment of lease receivable to third party financial institution

Capitalize on Kevin Ma's Industry Knowledge and Leadership

- Kevin Ma, the incoming CEO of SHA, is the Founder and current CEO of NCIL
  - Over the past 14 years NCIL has originated over $3 billion of onshore/offshore leases
    - NCIL is a clear market leader in the lease origination space
  - NCIL has been profitable during that period
    - NCIL has been profitable from the outset
    - Profitability has grown substantially in recent years as the Chinese economy has accelerated
  - NCIL has led product innovation to stay ahead of its competition
    - NCIL was the first to enter the telecom leasing arena
    - NCIL is regarded a pioneer in subscriber financing
    - NCIL is currently pioneering inventory financing for auto industry
    - NCIL is also presently pioneering financing for ATM machines used in the financial services industry

Under Kevin Ma's leadership, NCIL demonstrated an enviable track record of product innovation and profitable growth

Management's Established Customer Relationships

- NGIL's management has worked closely with top tier multi-national companies and leading Chinese manufacturers, service providers and financial institutions
- Multi-national customers such as:
  - IBM, ORACLE, MOTOROLA
  - AIG, GE
  - SIEMENS, ERICSSON
- Leading Chinese customers such as:
  - CHINA MOBILE, CHINA UNICOM, CHINA NETCOM
  - CHINA MERCHANTS BANK, PING AN INSURANCE
  - CHINA FAW GROUP CORPORATION
  - POSTAL SAVINGS BANK OF CHINA

Management's Established Financial Institution Relationships

- NGIL's management has established funding facilities with leading PRC and international financial institutions

NGIL's Financial Relationships

ABN AMRO Bank	Everbright Bank of China
Aktiengescllschaft Bank	First Sino Bank
Bank of America (Asia) Ltd.	Hang Seng Bank Limited
Banca Commerciale Italiana	Hanil Bank
Bank of America	HSBC
Bank of China	ING Bank
Bank of Communications	Industrial and Commercial Bank of China
Banque Nationale de Paris	KBC Bank N.V.
Banque Paribas	Kredietbank
Bayerische Hypo-und Vereinsbank	Merita-nordbanken
Chase Manhattan Bank	Rabobank Netherland
China Citic Bank	Royal Bank of Canada
China Minsheng Bank	SEBanken
China Merchants Bank	Svenska Handelsbanken
Citigroup	The Bank of East Asia
Credit Agricole Indosuez	The Development Bank of Singapore
Credit Lyonnais	The Korea Development Bank
Deutsche Bank	The Sanwa Bank
Dredsner Bank AG	United Overseas Bank
	And more......

Focus on Leading Players in Favored Industries

- NGIL will target sectors that have ongoing government support for continued investment
  - Targeted sectors are also expected to experience significant growth
  - NGIL has existing contracts or is nearing contract completion in all of these key markets



Telecom
Financials
Auto Leasing
NGIL
Healthcare
Transportation
Alternative Energy

Focus on Leading Players in Favored Industries (cont'd)

Telecom (3G Rollout)

- The number of mobile phone subscribers in China grew from 145m in 2001 to 547m in 2007, but penetration remains low at only 41.6%
- Telco's will soon upgrade to 3G infrastructure
- NCIL enjoyed a leading position in 2G. Kevin Ma and his team bring to the table strong relationship with companies such as China Telecom, China Netcom and China Mobile.
- NGIL intends to offer leasing and subscriber financing to 3G service providers and their subscribers

Corporate Auto Leasing

- Since joining the WTO in 2001, China's automotive industry has experienced significant growth. China is now the 2nd largest auto consumer and 3rd largest auto producer in the world
- Even with a CAGR of 54.4% from 2001 to 2005, China's passenger vehicle penetration rate remains low at approx. 11 units per 1,000 people
- In China, many corporations provide cars to employees as a part of their compensation. As these corporations readjust their balance sheets, a new opportunity arises in corporate auto leasing
- NGIL entered into an auto leasing vendor program with FAW-Volkswagen, one of China's largest automotive producers. NGIL will provide finance leasing to corporate customers in northern China (including Beijing and Tianjin). NGIL plans to expand the vendor program to other regions and manufacturers

Growth of PRC Mobile Phone Subscribers


million
600
500
400
300
200
100
Annual Growth Rate
80%
70%
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
2007

Source: Ministry of Information Industry

Number of Passenger Vehicles in China


million
16
14
12
10
8
6
4
2
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Source: National Bureau of China Statistics Yearbooks

Focus on Leading Players in Favored Industries (cont'd)

Alternative Energy

- The PRC Government plans to increase the renewable energy ratio from 7% in 2005 to 15% by 2020, representing a total investment of RMB2tr (US$280bn)
- China doubled its wind capacity in 2005 to 59 wind farms and continues to expand rapidly
- NGIL is in active discussions with power companies and wind power equipment manufacturers in order to provide operators with leasing arrangement on energy saving equipment

Annual installed capacity (MW)


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Source: National Bureau of China Statistics Yearbooks and Global Wind Energy Council

Transportation

- China's demand for aircraft is projected to grow at double the pace of the global demand. China is expected to become the second-largest market for commercial aircraft behind the US. China's railway network is also expanding rapidly
- According to the General Administration of Civil Aviation of China, China will build 97 new airports by 2020, representing an investment of RMB450bn (US$64bn)
- NGIL believes that the opportunities for leasing in aircrafts, airports and railways will be significant in the next 10 years

Number of Civil Aircrafts in China


1,600
1,400
1,200
1,000
800
600
400
200
0
1990
1995
2000
2004
2005

Source: National Bureau of China Statistics Yearbooks

Financials

- The growing importance of the financials sector has resulted in significant expansion for many Chinese financial institutions
- NGIL believes that there will be opportunities to provide leasing arrangements for these financial institutions, who are actively seeking ways to fund capital expenditure off balance sheet
- NGIL has entered into a 5-year contract for leasing ATMs to ATMU, China's major independent ATM operator. These ATMs will be installed in China Postal Savings Bank branches

Healthcare

- China's huge population and a fast-growing GDP presents significant potential for the healthcare industry. Healthcare has become a focal point for the PRC Government and it is expected to continue to increase healthcare infrastructure investment
- According to the China Lease Report 2008, by 2010 the value of medical equipment manufacturing will be RMB100bn (US$14bn).
- Given the constraints on cash flow at most large hospitals, NGIL believes that there is a large opportunity to provide medical equipment leasing

Deep Management Expertise

Anthony Lo (continuing as Chairman)

- Founder of Advantage Limited and Suez Asia Capital Management
- Member of the Listing Committee of the SEHK; formerly member of the Takeovers and Mergers Panel and Appeals Committee of the SFC
- Non-executive director of Taiwan Fund Inc. (NYSE), IDT International Limited, Playmates Holdings Limited and Tristate Holdings Limited (HKSE)
- Member of the Hong Kong Institute of Certified Public Accountants

Kevin Ma (Chief Executive Officer)

- Founded NCIL in 1994 and has since served as Chairman and CEO (more information on NCIL on the next page)
- From 1984 to 1994, held various positions at the Ministry of Foreign Trade and Economic Cooperation ("MOFTEC")
- BSc in Computing from Hunan University

Vincent Chan (Chief Operating Officer)

- BSc in Finance – Wharton School of Business; MBA – Harvard Business School
- Formerly CEO of Zymmetry Corporation, Asia's largest technology provider in the apparel industry
- Lead Consultant for Booz Allen & Hamilton, where he specialized in the financial services sector

Raymond Ch'ien (Director (currently Advisor))

- Chairman of Hang Seng Bank Ltd., CDC Corporation (NASDAQ: CHINA)
- Non-executive Director of MTR Corporation, HSBC and Inchcape plc.
- Chairman of the Advisory Committee on Corruption of ICAC
- Doctoral degree in Economics from University of Pennsylvania
- Awarded OBE in 1994, the Gold Bauhinia Star medal in 1999

Franklin Chu, Director (continuing as Director)

- Chairman of FDC Consultants Limited, a consulting company that concentrates on China-related transactions
- Formerly the chair of Kaye Scholer's Asia Practice Group
- A.B. from Harvard College; J.D. from Yale Law School

Kevin Ma is considered by many to be a leasing industry pioneer

Key Transaction Rationale – an alignment of interests

- Through its acquisition of NGIL, SHA's shareholders will effectively acquire NCIL's management team, who they believe can capitalize on the their experience and relationships:
  - NCIL is an industry leader with a profitable history and significant market share
  - First class management team
  - The management team's interests will be aligned with SHA shareholders via an incentive stock bonus program that is subject to achieving specified annual profit targets
  - Leasing industry is at an inflection point - strong industry growth expected
  - Attractive valuation and significant earnings upside

- New NGIL management also benefits:
  - Gain access to c. $70 million in working capital – fully funded business plan
  - Gain a Board of Directors with extensive experience at managing high growth companies, and deep relationships with many Chinese and international corporations, and financial institutions
  - Become part of a US listed company with a strong corporate governance culture
    - A US listing gives the newly formed company access to more diversified funding sources
  - The US listed status will also improve client perception and confidence, especially among multi-national companies

Key Considerations

STRENGTHS

- Established track record
- Established client base and financial institution relationships
- Deep understanding of structuring leases and other innovative financing solutions
- Fully financed business plan
- First class management team
- Strong corporate governance

WEAKNESSES

- Small balance sheet / risk averse business model means the company is unable to underwrite large deals – they may lose some deals to banks with balance sheets on this basis
- The need to build a more sophisticated risk management capability as the company expands
- Additional human resources need to be employed

OPPORTUNITIES

- Huge industry growth expected
- Company can use SHA's cash balance to warehouse vendor financing programs, or for other innovative financing solutions
- The revised lease accounting standards in China allow for more complex financing solutions
- Tightening global credit market making leasing a viable alternative to borrowing

THREATS

- Increased competition as local and foreign banks enter the market
- Potential economic slowdown dampening fixed asset investment
- Staff retention (poaching)

Pro Forma Transaction Summary

(Dollars and shares in millions, except per share data)

Current Structure

	Current
Share Price (3/26/08)	$7.60
Market Capitalization	$133.0
Insider Shares Held	3.125
Public Shares Held	14.375
Shares Outstanding	17.500
Assumed Shares Redeemed (15%)	2.156
Pro Forma Shares Outstanding	15.344
Public Warrants	14.375
Option Units	1.000

Pro Forma Structure

	2008	2009	2010
Earn-Out Target Net Income	$20.0	$34.0	$57.8
Growth Rate		*70.0%*	*70.0%*
Share Bonus Proposal:			
Common Shares Issued	4.0	4.0	4.0
Warrants Issued	4.0	0.0	0.0
Warrants / Options Exercised	0.0	0.0	19.4
Pro Forma Shares Outstanding	19.3 (1)	23.3	46.7 (2)

Share Bonus Overview:

- NGIL's management team is eligible to receive an annual performance share incentive bonus subject to achievement of certain annual performance targets.
  - 2008: 4 million common shares and 4 million warrants awarded if net income is $20 million; 50% pro rata upside if net income exceeds $20 million and no minimum pro rata downside
  - 2009 & 2010: 4 million common shares awarded each year if net income targets are met; 25% pro rata upside and no shares awarded if net income targets are not met

Note: Earn-out targets represent base case scenario, not management guidance. (1) Assumes 15% of shares are redeemed during the transaction. (2) Assumes all warrants are exercised in 2010

Compelling Valuation

Pro Forma Valuation Analysis

(Dollars and shares in millions, except per share data)

	2008	2009	2010
Earn-Out Target Net Income	$20.0	$34.0	$57.8
SG&A Expenses at SHA Level	(2.0)	(2.0)	(2.0)
Investment Income	0.0	0.0	3.0
Pro Forma Net Income	$18.0	$32.0	$58.8
Pro Forma Shares Outstanding	19.3 (1)	23.3	46.7
EPS	$0.93	$1.37	$1.26
EPS Growth	-	47.3%	-8.2%
Share Price (3/26/08)	$7.60	$7.60	$7.60
P/E Multiple	8.2x	5.5x	6.0x
PEG Ratio	-	0.12	(0.74)

SHA is trading at a significant discount when considering future potential earnings

Note: Excludes costs related to warrants, options and stock compensation. Assumes all warrants and options are exercised in 2010. Earn-out targets represent base case scenario, not management guidance. (1) Assumes 15% of shares are redeemed during the transaction.

Potential Share Appreciation Analysis

Pro Forma Valuation Analysis

(Dollars and shares in millions, except per share data)

	2010	
	Low	High
Pro Forma Net Income	$58.8	$58.8
Selected Multiple	12.0x	15.0x
Implied Valuation	$705.6	$882.0
Pro Forma Shares Outstanding	46.7	46.7
Implied Valuation Per Share	$15.10	$18.88
Potential Share Appreciation	98.7%	148.4%

SHA is expected to experience considerable share appreciation

Note: Excludes costs related to warrants, options and stock compensation. Assumes all warrants and options are exercised in 2010. Earn-out targets represent base case scenario, not management guidance.

Pro Forma Sensitivity Analysis

Observations

- If future net income targets are met, SHA expects to earn $58.8 million in 2010, or $1.26 per share
- Based on a P/E multiple range derived from comparable companies, SHA's stock could potentially appreciate 99% to 148% by 2010
- An investment in SHA would provide attractive returns for those looking to invest in a high growth / low risk business model led by a deep management team

Potential Share Appreciation



250.0%
200.0%
150.0%
100.0%
50.0%
0.0%
50.0%
55.0%
60.0%
65.0%
70.0%
75.0%
80.0%
85.0%
90.0%
At 12.0x 2010 EPS
At 15.0x 2010 EPS

Sensitivity Analysis

NI Growth (2009 & 10)	Pro Forma Net Income 2008	Pro Forma Net Income 2009	Pro Forma Net Income 2010	EPS 2008	EPS 2009	EPS 2010	2010 Implied Value / Shr. Low	2010 Implied Value / Shr. High	Potential Shr. Appreciation Low	Potential Shr. Appreciation High
50.0%	$18.0	$28.0	$46.0	$0.93	$1.45	$1.19	$14.26	$17.82	87.6%	134.5%
55.0%	18.0	29.0	49.1	0.93	1.50	1.27	15.20	19.00	100.0%	150.0%
60.0%	18.0	30.0	52.2	0.93	1.55	1.35	16.18	20.22	112.9%	166.1%
65.0%	18.0	31.0	55.5	0.93	1.60	1.43	17.19	21.48	126.1%	182.7%
70.0%	**$18.0**	**$32.0**	**$58.8**	**$0.93**	**$1.37**	**$1.26**	**$15.10**	**$18.88**	**98.7%**	**148.4%**
75.0%	18.0	33.0	62.3	0.93	1.41	1.32	15.87	19.84	108.8%	161.0%
80.0%	18.0	34.0	65.8	0.93	1.44	1.39	16.64	20.81	119.0%	173.8%
85.0%	18.0	35.0	69.5	0.93	1.48	1.45	17.43	21.79	129.4%	186.7%
90.0%	18.0	36.0	73.2	0.93	1.51	1.52	18.23	22.79	139.9%	199.8%

Public Market Comps

Comparable Companies

(values in USD$ million's, except per share data) Company	Current Price 03/24/08	% Below 52 Week High	% Above 52 Week Low	Current Market Cap	Total Ent. Value	Total Ent. Value / Revenue LTM	Total Ent. Value / Revenue CY08E	Total Ent. Value / Revenue CY09E	Total Ent. Value / EBITDA LTM	Total Ent. Value / EBITDA CY08E	Total Ent. Value / EBITDA CY09E	Price/Earnings LTM	Price/Earnings CY08E	Price/Earnings CY09E	CY08 PE/LTG Ratio
U.S. Leasing Comparables															
CIT Group, Inc. (CIT)	13.03	-78.8%	102.0%	2,491.7	67,794.5	17.8x	24.1x	22.5x	NA	NA	NA	NM	3.2x	3.1x	0.32x
Hertz Global Holdings, Inc. (HTZ)	11.79	-56.7%	19.1%	3,801.9	15,052.8	1.7x	1.7x	1.6x	9.4x	9.5x	7.3x	14.4x	8.7x	7.4x	0.55x
Ryder System, Inc. (R)	63.60	-2.5%	63.3%	3,692.1	6,351.8	1.0x	1.0x	0.9x	4.8x	4.5x	4.2x	14.5x	14.3x	13.0x	1.24x
GATX Corp. (GMT)	39.69	-24.4%	30.0%	1,835.3	4,090.6	3.3x	3.1x	3.0x	7.6x	5.5x	5.3x	9.0x	12.1x	11.4x	0.93x
United Rentals, Inc. (URI)	18.96	-46.7%	27.8%	1,636.7	3,971.7	1.1x	1.1x	1.1x	5.6x	3.4x	3.4x	4.5x	5.3x	5.4x	NM
RSC Holdings, Inc. (RRR)	10.69	-52.0%	13.0%	1,102.7	3,828.8	2.2x	2.1x	2.1x	7.6x	4.5x	4.7x	8.9x	7.1x	7.5x	0.43x
Financial Federal Corp. (FIF)	21.27	-33.6%	20.4%	541.7	2,144.6	19.8x	19.0x	NA	NA	NA	NA	10.7x	11.1x	NA	NA
Average						*6.7x*	*7.4x*	*5.2x*	*7.0x*	*5.5x*	*5.0x*	*10.3x*	*8.8x*	*8.0x*	*0.69x*
Asia Leasing Comparables															
ORIX Corp. (TSE:8591)**	146.30	-59.8%	18.7%	13,237.0	64,242.2	7.1x	5.6x	5.3x	NA	28.2x	25.3x	8.9x	7.3x	6.8x	0.95x
Mitsubishi UFJ Lease & Finance Company Limited (TSE:859	36.99	-40.1%	20.3%	2,969.9	29,111.3	3.7x	2.9x	2.7x	NA	NA	NA	11.4x	8.6x	7.5x	NA
Fuyo General Lease Co. Ltd. (TSE:8424)**	32.34	-33.0%	32.1%	979.5	8,734.3	2.6x	2.4x	NA	NA	NA	NA	7.8x	7.2x	NA	NA
Century Leasing System Inc. (TSE:8439)**	9.84	-49.1%	30.4%	512.7	6,379.8	2.4x	2.1x	NA	NA	NA	NA	8.5x	6.6x	NA	NA
Ricoh Leasing Co. Ltd. (TSE:8566)**	22.42	-31.5%	17.0%	699.9	5,702.6	2.6x	2.4x	2.4x	NA	NA	NA	10.1x	9.2x	8.9x	NA
Financial One Corp. (SGX:FIN)	0.42	-51.7%	33.7%	342.0	2,443.3	12.7x	8.2x	6.7x	NA	17.1x	NA	9.1x	5.2x	4.2x	0.16x
Aeon Credit Service Asia Co. Ltd. (SEHK:900)*	0.84	-13.3%	29.0%	350.5	762.5	10.7x	4.8x	4.8x	NA	NA	NA	9.6x	8.1x	7.4x	NA
Hong Leong Finance Ltd. (SGX:HLF)	2.64	-13.9%	8.3%	1,162.0	151.2	0.9x	0.9x	0.8x	NA	1.6x	1.5x	12.5x	11.8x	10.7x	1.07x
Average						*5.3x*	*3.7x*	*3.8x*	*NA*	*15.6x*	*13.4x*	*9.7x*	*8.0x*	*7.6x*	*0.72x*

Source: Capital IQ, First Call, Bloomberg and equity research reports

FPK Fox-Pitt Kelton Cochran Caronia Waller

Public Market Comps (cont'd)

Comparable Companies

(values in USD$ million's, except per share data) Company	Current Price 03/24/08	% Below 52 Week High	% Above 52 Week Low	Current Market Cap	Total Ent. Value	Total Ent. Value / Revenue LTM	Revenue CY08E	Revenue CY09E	EBITDA LTM	EBITDA CY08E	EBITDA CY09E	Price/Earnings LTM	Price/Earnings CY08E	Price/Earnings CY09E	CY08 PE/LTG Ratio
China Insurance Broker															
CNinsure (CISG)	13.46	-53.1%	58.4%	591.2	372.1	*5.7x*	*3.3x*	*2.3x*	*16.4x*	*10.6x*	*7.9x*	*26.9x*	*21.8x*	*17.7x*	*NA*
China Banks															
Industrial and Commercial Bank of China Limited (SHSE:601	0.81	-36.4%	21.2%	269,695.3	331,574.4	12.4x	8.8x	7.6x	NA	NA	NA	27.1x	16.4x	13.4x	0.47x
Bank of China (SEHK:3988)	0.42	-38.5%	11.3%	105,898.3	90,400.8	4.0x	3.3x	2.7x	NA	NA	NA	14.2x	10.2x	8.8x	0.45x
Bank Of Communications (SEHK:3328)	1.13	-41.1%	20.1%	55,456.1	82,555.0	12.2x	8.6x	7.1x	NA	13.7x	11.9x	23.5x	13.3x	10.9x	0.42x
China Merchants Bank (SHSE:600036)	4.20	-35.9%	83.9%	61,683.4	44,940.9	11.8x	6.9x	5.5x	NA	11.9x	10.0x	44.9x	20.3x	16.1x	NA
China CITIC Bank Corporation Ltd. (SHSE:601998)	1.01	-44.3%	23.6%	39,505.8	28,663.9	10.9x	7.0x	5.7x	NA	NA	NA	56.6x	30.0x	23.5x	NA
Shanghai Pudong Development Bank Co. (SHSE:600000)	4.44	-49.3%	26.7%	19,320.9	2,483.7	0.8x	0.6x	0.5x	NA	1.3x	1.1x	25.7x	13.9x	11.0x	0.51x
China Minsheng Banking Corp. Ltd. (SHSE:600016)	1.61	-37.0%	23.2%	23,279.6	21,174.6	6.6x	4.7x	3.8x	NA	12.1x	10.5x	26.8x	17.7x	14.8x	0.80x
Industrial Bank Co., Ltd. (SHSE:601166)	4.57	-54.1%	31.0%	22,825.3	8,659.8	3.7x	2.1x	1.8x	NA	NA	NA	24.3x	13.8x	11.7x	NA
Shenzhen Development Bank Co. Ltd. (SZSE:000001)	3.88	-43.9%	52.4%	8,097.5	(937.1)	-0.9x	-0.5x	-0.4x	NA	NA	NA	27.6x	14.1x	11.5x	1.48x
Average						*6.8x*	*4.6x*	*3.8x*	*NA*	*9.7x*	*8.4x*	*30.1x*	*16.6x*	*13.5x*	*0.7x*

Source: Capital IQ, First Call, Bloomberg and equity research reports

SPAC Structure Overview

General Rules & Regulations

- SPACs are investment vehicles formed through IPOs in order to acquire businesses within a dedicated sector or geographic region.
- SPACs are structured to protect investors and offer more transparency than other investment opportunities since they are SEC-registered. Additionally, SPACs are publicly-traded securities offering shareholders liquidity should they wish to exit their investment.
- SPACs generally have lives of 18 to 24 months and are liquidated in the event that a business combination is not consummated. The limited life provision gives investors downside protection that they may not otherwise have through other investment vehicles.
- Investors have access to full disclosure of structure, target industries or geographic regions, management team biographies, ownership structure and potential risks through the S-1 or F-1 (for foreign issuers) that is filed with the SEC.
- As SPACs become increasingly popular, the investor base has broadened and now includes sophisticated hedge fund and mutual fund investors, retail investors and high net worth individuals that may not have access to private equity investments.
- Typically, 80% of shareholders must vote in favor of the proposed acquisition in order for it to be consummated.

Specific Terms of SHA SPAC Structure

- The target of SHA's initial business combination must have a fair market value equal to at least 80% of SHA's net assets.
- Each public shareholder who votes against the acquisition has the right to concurrently demand that SHA redeem their shares for cash.
- If holders of at least 2.875 million of the shares issued in SHA's IPO (20% of total issuance) vote against the acquisition and exercise their redemption rights, SHA will not consummate the acquisition and will be required to liquidate.
- SHA may repurchase from no more than 10 shareholders in privately negotiated transactions their shares in exchange for such shareholders agreeing to vote in favor of the acquisition.